Exhibit 21.1

List of Significant Subsidiaries and Consolidated Affiliated Entities of

Opera Ltd

Subsidiaries	Place of Incorporation
Kunhoo Software Limited	Hong Kong
Kunhoo Software S.a.r.L	Luxembourg
Kunhoo Software AS	Norway
Opera Software AS	Norway
Opera Software Holdings LLC	US
Opera Software Americas LLC	US
Opera Software Ireland Limited	Ireland
Hern Labs AB	Sweden
Opera Software International AS	Norway
Opera Software Netherlands BV	Netherlands
Opera Software India Private Limited	India
Opera Software Poland sp. Z.o.o.	Poland
Opera Software Technology (Beijing) Co., Ltd.	China
Opera Software Iceland, edf	Iceland
Opera South Africa (Pty) Limited	South Africa
O-Play Digital Services Ltd.	Nigeria
O-Play Kenya Limited	Kenya
Phoneserve Technologies Co. Ltd.	Kenya